Exhibit 21

Subsidiaries of World Acceptance Corporation

Corporate Name	Jurisdiction of Incorporation or Organization
World Finance Corporation of South Carolina	South Carolina

World Finance Corporation of Georgia	Georgia

World Finance Corporation of Texas	Texas

World Acceptance Corporation of Oklahoma, Inc.	Oklahoma

World Finance Corporation of Louisiana	Louisiana

World Acceptance Corporation of Missouri	Missouri

World Finance Corporation of Tennessee	Tennessee

World Acceptance Corporation of Alabama	Alabama

WAC Insurance Company, Ltd.	Turks & Caicos Islands

WFC Limited Partnership	Texas

WFC of South Carolina, Inc.	South Carolina

World Finance Corporation of Illinois	Illinois

World Finance Corporation of New Mexico	New Mexico

WFC Services, Inc.

World Finance Corporation of Kentucky	Kentucky

World Finance Corporation of Colorado	Colorado